1. Name and Address of Reporting Person
   Korman, Timothy J.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   EVP,Finance and Administrtaion
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/05/2002 P             1000        A      $36.7940   80602            D
Common Stock                       04/16/2002 L <F1>  V     29.43       A      $33.6800                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       07/15/2002 L <F1>        22.5        A      $43.1500   13521.24         I           Retirement
                                                                                                                       Savings Plan
Common Stock                                                                              12552            I           Custodial/UGM
                                                                                                                       A/Trustee

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0                                                   03/01/2007 Common                      12900    D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/12/2008 Common                      4000     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/11/2009 Common                      4000     D
(Right to buy)                                                                 Stock
Stock Options  $8                                                   06/19/2004 Common                      60000    D
(Right to buy)                                                                 Stock
Stock Options  $8.844                                               05/05/2005 Common                      26000    D
(Right to buy)                                                                 Stock
Stock Options  $14.219                                              03/01/2007 Common                      16000    D
(Right to buy)                                                                 Stock
Stock Options  $18.755                                              02/12/2008 Common                      16000    D
(Right to buy)                                                                 Stock
Stock Options  $37.45                                               02/11/2009 Common                      16000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Retirement Savings Plan - shares are held in the HRH Retirement Savings Plan and can be acquired through payroll deduction, employer match, and discretionary movement of funds. Dividends are reinvested. Administrative charges in the form of shares are deducted by plan trustee.

SIGNATURE OF REPORTING PERSON
/s/ Timothy J. Korman

DATE
11/06/2002